SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2019

(Commission File No. 1-14862 )

BRASKEM S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

MANUAL FOR SHAREHOLDERS’ PARTICIPATION IN
BRASKEM’S EXTRAORDINARY GENERAL MEETING
TO BE HELD ON OCTOBER 03, 2019

MESSAGE FROM THE MANAGEMENT

Dear Shareholders,

In line with our commitment to the continuous pursuit of the best Corporate Governance practices, we have prepared this manual for Shareholders’ participation in the Extraordinary General Meeting of BRASKEM S.A. (“Company”), that will be held on October 3, 2019, at 10:30 a.m., at the Company’s principal place of business located at Rua Eteno, No. 1.561, Pólo Petroquímico, in the City of Camaçari, State of Bahia (respectively, “Manual, “Shareholders” and “Meeting”). The Meeting was called to resolve on the following matters:

1)              Resolve on the approval of the Capital Budget; and

2)              Examine, discuss and vote on the Management Proposal for the allocation of the net profit of the fiscal year ended on December 31, 2018.

GUIDELINES FOR SHAREHOLDERS’ PARTICIPATION AND DEADLINES

With the purpose of instructing the Shareholders regarding the procedure for participating in the Meeting, we provide this Manual.

The information related to such resolutions is available to the Shareholders in the Company’s office located at Rua Lemos Monteiro, nº 120, 24th floor, Butantã, City of São Paulo, State of São Paulo – Zip code 05501-050, under the care of the Company’s Investors Relations Department, at the websites of the Company (www.braskem-ri.com.br) and of the Brazilian Securities and Exchange Commission (“CVM”) (www.cvm.gov.br). The information referred to in article 9, sole paragraph, item II, of CVM Normative Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”), as well as article 25, paragraph 1, item IV of CVM Normative Ruling No. 480, of December 7, 2009, as amended, were duly submitted to CVM through the Empresas.Net System.

Shareholders’ Participation

The Shareholders may participate in person or through a duly appointed attorney-in-fact, or through remote voting bulletin (“Bulletin”), and the detailed guidelines regarding the documentation required for remote voting are set forth in the Call Notice and in the Company's Management Proposal made available pursuant to the applicable legislation and regulation, and in item 12.2 of the Company's Reference Form. In section “General Information”, we provide additional information on the participation in the General Meeting.

Foreign Shareholder Attending General Meetings

Foreign Shareholders must submit the same documentation as Brazilian shareholders, provided that the documents are notarized, legalized by the consulate and apostilled, as the case may be, and accompanied by a sworn translation.

Forwarding of Documentation

With the purpose of expediting the works of the General Meeting, the required documents in the items above, which allow for the participation or representation of the Shareholders in General Meetings, are requested to be forwarded at least 72 hours prior to the date scheduled for the General Meeting, to:

Braskem S.A.
C/O Waldecy Bispo dos Santos - Legal Department
Rua Lemos Monteiro, No. 120, 22nd floor, Butantã

Zip code 05501-050, São Paulo – SP, Brazil

However, it is worth highlighting that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company.

The Company shall not accept powers of attorney granted by Shareholders through electronic means.

Voting Obstructions

Pursuant to Law No. 6,404, of December 15, 1976, as amended, a shareholder may not vote on resolutions of the general meeting related to the appraisal report of assets which she/he contributed to form the company’s capital stock and to the approval of her/his management accounts, or on any other resolutions which may specifically benefit her/him or in which she/he and the company may have conflicting interests.

If any of the attending shareholders claim an alleged conflict of interests of a shareholder, which prevents her/him from voting in the meeting, or in another legal event of vote obstruction, and if the shareholder herself/himself has not declared her/his obstruction, the chairman or the secretary of the general meeting shall suspend the resolution to listen to and receive such allegation, together with any counterclaims of such shareholder, before voting on the matter. The chairman of the meeting may, if she/he verifies a vote obstruction, request a clarification on the situation from the shareholder before voting the matter.

In line with the understanding of the CVM, in situations in which the vote obstruction is unequivocal and the shareholder does not abstain from voting, the chairman of the meeting has the power to declare such obstruction, and she/he is not allowed to obstruct the vote in other situations, without prejudice to the legal provisions on the possible annulment of the vote cast.

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BRASKEM S.A.

National Register of Legal Entities (CNPJ) No. 42.150.391/0001-70

State Registration (NIRE) No. 29300006939

A Publicly Held Company

CALL NOTICE

EXTRAORDINARY GENERAL MEETING

HELD ON OCTOBER 3, 2019

The Shareholders of BRASKEM S.A. (“Shareholders” and “Company”, respectively) are hereby called to attend the Extraordinary General Meeting that will be held on October 3, 2019, at 10:30 a.m., at the Company’s principal place of business located at Rua Eteno, No. 1.561, Polo Petroquímico, in the City of Camaçari, State of Bahia (“Meeting”), in order to resolve on the following Agenda:

1)              Resolve on the approval of the Capital Budget; and

2)              Examine, discuss and vote on the Management’s Proposal for the allocation of the net profit of the fiscal year ended on December 31, 2018.

Camaçari/BA, September 2, 2019.

Marcelo Lyrio

Chairman of the Board of Directors

General Information:

1.              The Management Proposal (“Proposal”) contemplating all of the documentation related to the matters included in the Agenda and the remote voting bulletin (“Bulletin”), as well as other relevant information to exercise voting rights at the Meeting, were made available to the Company’s shareholders on the date hereof, pursuant to the Brazilian Securities and Exchange Commission (CVM) Normative Ruling No. 481, of December 17, 2009, as amended (“CVM Ruling 481”), and may be accessed through CVM’s website (www.cvm.gov.br) or the Company’s website (www.braskem-ri.com.br). The information referred to in article 9, sole paragraph, item II, of CVM Ruling 481, as well as article 25, paragraph 1, item IV of CVM Normative Ruling No. 480, of December 7, 2009, as amended, were duly submitted to CVM through the Empresas.Net System.

2.              Shareholder participation may be done in person or through an attorney-in-fact duly established or through Bulletin, and the detailed guidelines regarding the documentation required for remote voting are set forth in the Bulletin. We describe below additional information on the participation in the Meeting:

            (a) In person or by Printed Power of Attorney: with the purpose of expediting the works of the Meeting, the Company’s Management requests that the Shareholders file the following documents with the Company, at the offices located at Rua Lemos Monteiro, 120, 22nd floor, Zip code 05501-050, São Paulo, SP, at least 72 hours prior to the date scheduled for the Meeting: (i) a certificate issued by the depositary financial institution for the book-entry shares held thereby, proving the ownership of the shares within eight (8) days prior to the date scheduled for the Meeting; (ii) a power of attorney, duly compliant with the law, in case of representation of the Shareholder, with grantor’s signature certified by a public notary, notarization, legalization by the consulate or apostille (as the case may be) and sworn translation, together with the acts of incorporation or bylaws or articles of association, minutes of the Board of Directors’ election (if any) and minutes of the Board of Officers’ election, if the Shareholder is a legal entity; and/or (iii) with regard to the Shareholders participating in the fungible custody of registered shares, a statement with the respective equity interest, issued by the competent body. The Shareholder or his/her legal representative shall attend the Meeting in possession of the proper identification documents. However, it is worth stressing that, under paragraph 2 of article 5 of CVM Ruling 481, the shareholder that attends the Meeting with the required documents may participate and vote, even if he/she has not delivered them in advance, as requested by the Company. The Company shall not accept power of attorneys granted by Shareholders through electronic means.

            (b) Remote Voting Bulletin: the Company shall adopt the remote voting system pursuant to CVM Ruling 481, allowing its shareholders to send their votes: (i) through their respective custody agents; (ii) through the bookkeeping agent of the Company's shares (Itaú Corretora de Valores S.A.), located at Avenida Brigadeiro Faria Lima, 3.500, 3rd floor, in the City of São Paulo, Zip code 04538-132, shareholders assistance through phone numbers 3003-9285 (capitals and metropolitan areas) or 0800 7209285 (other locations), or yet by the email atendimentoescrituracao@itau-unibanco.com.br or through website http://www.itau.com.br/securitiesservices/assembleiadigital; or (iii) directly to the Company, according to the guidelines set forth in the Company’s Management Proposal and in item 12.2 of the Company’s Reference Form.

3.              Based on the Health, Security and Environment (HSE) Standards in force at the Company’s registered office, which set forth the guidelines to control the access and circulation of people and vehicles in the internal and external areas of the registered office, we ask the Shareholders, as well as their legal representatives in the Meeting called herein, to attend at least 30 minutes in advance to the start of the Meeting, seeking to ensure compliance with training procedures of the HSE basic instructions in force at the Company, which are available for consultation in its registered office.

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RELATED DOCUMENTS AND LINKS

Braskem S.A.:	www.braskem.com.br
Investor Relations - Braskem S.A.:	www.braskem-ri.com.br
Brazilian Securities Commission - CVM:	www.cvm.gov.br
Securities and Exchange Commission – SEC:	www.sec.gov
B3 S.A. - Brasil, Bolsa, Balcão:	www.b3.com.br
Brazilian Institute for Corporate Governance:	www.ibgc.org.br
Brazilian Association of Chemical Industry [Associação Brasileira da Indústria Química – ABIQUIM]:	www.abiquim.org.br

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EXHIBIT 1: FORM OF POWER OF ATTORNEY - INDIVIDUAL

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, resident and domiciled at _________________, enrolled in the Individual Taxpayers’ Register of the Ministry of Economy (CPF/ME) under No. __________________, appoints and constitutes as their attorney-in-fact _____________________________, to which they grant special powers to represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with registered office at Rua Eteno, No. 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the National Register of Legal Entities of the Ministry of Economy (CNPJ/ME) under No. 42.150.391/0001-70, to be held on October 3, 2019, at 10:30 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______, ___________ , 2019.

* * * *

EXHIBIT 2: FORM OF POWER OF ATTORNEY – LEGAL ENTITY

POWER OF ATTORNEY

By this private instrument and pursuant to law, __________________________, with principal place of business at _________________, enrolled in the National Register of Legal Entities of the Ministry of Economy (“CNPJ/ME”) under No. __________________, herein represented by its undersigned Officers, appoints and constitutes as its attorneys-in-fact _____________________________, to which it grants special powers to, (jointly or individually) (regardless of order of appointment), represent the interests of the Grantor in the Extraordinary General Meeting of Braskem S.A., with principal place of business located at Rua Eteno, No. 1,561, Polo Petroquímico, in the City of Camaçari, State of Bahia, enrolled in the CNPJ under No. 42.150.391/0001-70, to be held on October 3, 2019, at 10:30 a.m., with powers to resolve, discuss and vote on the matters set forth in the agenda, to examine and approve documents and accounts, to contest, agree, sign minutes and attendance books.

_______, ___________ , 2019.

* * * *

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 1, 2019
BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.